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                             July 6, 2020

       Ryohei Uetaki
       President, Chief Executive Officer, and Chief Financial Officer World Scan Project, Inc.
       2-18-23 Nishiwaseda, Shinjuku-Ku
       Tokyo, 162-0051, Japan

                                                        Re: World Scan Project,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 12, 2020
                                                            File No. 333-239119

       Dear Mr. Uetaki:

              We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 12, 2020

       General

   1. Please revise your registration statement to provide updated financial statements and related disclosures as
required by Rule 8-08 of Regulation S-X.
       The Company, page 2

   2. Please clarify that World Scan Project, Inc. is a holding company whose business is conducted through its
wholly owned subsidiary, World Scan Project Corporation. We
                                                        note the disclosure on
page 16.
       Competition from both large, established industry participants..., page
6
 Ryohei Uetaki
FirstName
World ScanLastNameRyohei   Uetaki
             Project, Inc.
Comapany
July 6, 2020NameWorld Scan Project, Inc.
July 6,2 2020 Page 2
Page
FirstName LastName
3. Given that your primary business focus is the development and manufacture of autonomous aerial vehicles such as drones, the relevance of the reference to competition from large multinational wine companies is unclear. Please revise. The recently enacted Jobs Act will allow the company to postpone the date..., page 8

4. Disclosure that you have elected not to opt out of the extension of time to comply with new or revised accounting standards is inconsistent with disclosures on pages 9 and 14 that you have opted to take advantage of the extended period to comply with new or revised accounting standards. Please reconcile the disclosures. Management's Discussion and Analysis, page 15

5. Given your auditor's going concern opinion and the uncertainty of your continued
         existence, please provide prominent disclosure of your financial difficulties and your plans to overcome those difficulties, including a discussion of your ability or inability to produce sufficient cash to support operations during the next 12 months. Additionally, please elaborate on your plan of operations for the next 12 months, including steps or milestones for achieving each individual component, the known or estimated costs of each individual component, and the material risks associated with each individual component.
Recent Sales of Unregistered Securities, page 29

6. For the securities issued by the company, please indicate the section of the Securities Act or the rule of the Commission upon which exemption from registration was claimed.
         Additionally, state briefly the facts relied upon to make the exemption available. See Item
         701(d) of Regulation S-K.
Exhibits to Registration Statement, page 29

7. Please file as exhibits to the registration statement each of these documents, or tell us why you are not required to do so:
             a specimen of your common stock certificate;
             your January 25, 2020 share contribution agreement with Mr. Ryohei Uetaki;
             your March 1, 2020 product sales agreement with Drone Net Co.
Ltd.;
             your March 1, 2020 memorandum of understanding with Drone Net Co. Ltd.;
             your March 3, 2020 consulting agreement with Pine Hill Productions, Inc.;
             your March 4, 2020 OEM agreement with G-Force, Inc.; and the lease agreement for your Tokyo office.
Note 2 - Summary of Significant Accounting Policies
Recently Issued Accounting Pronouncements, page F-7

8.       Please revise your footnote to discuss how Topic 606     Revenue from
Contracts with
         Customers and Topic 842     Leases might impact your financial
statements. Your
         discussion should also specifically address when you intend to adopt these standards,
 Ryohei Uetaki
World Scan Project, Inc.
July 6, 2020
Page 3
      given that you have elected as an emerging growth company to defer the transition period for new or revised accounting standards. Please refer to SAB Topic 11M for guidance.
      This comment also applies to your disclosures in MD&A.
Note 7     Subsequent Events, page F-8

9. Please provide the subsequent event disclosures required by ASC 855-10-50-1. This comment also applies to Note 7 on page F-16.
Exhibit 5.1
Legality Opinion, page 1

10. To be executed, the legality opinion also must be dated. Please file a revised legality opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameRyohei Uetaki
                                                            Division of
Corporation Finance
Comapany NameWorld Scan Project, Inc.
                                                            Office of
Manufacturing
July 6, 2020 Page 3
cc:       Matthew C. McMurdo, Esq.
FirstName LastName